February 25, 2022

VIA FEDEX OVERNIGHT AND

EDGAR CORRESPONDENCE

Julie Sherman

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:	Pro-Dex, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2021

Filed September 9, 2021

Form 8-K Dated February 3, 2022

Filed February 3, 2022

File No. 000-14942

Dear Ms. Sherman:

This letter sets forth the responses of Pro-Dex, Inc. (the “Company”, “we”, “us” or “our”) to the comments contained in your letter, dated February 17, 2022 relating to the Form 8-K filed by the Company on February 3, 2022. The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

Form 8-K filed February 3, 2022

Item 99.1, page 2

1	We see that you have provided projections of estimated annual revenues of products currently in development. Please tell us how your presentation of these projections complies with the Commissions guidance regarding projections provided in Item 10(b) of Regulation S-K.

Company’s Response:

We note the Staff’s comment and hereby undertake to revise future filings to clarify the basis for our projections. Many of our product development efforts are undertaken only upon completion of an analysis of the size of the market, our ability to differentiate our product from our competitors’, as well as an analysis of our specific sales prospects with new and/or existing customers. In future filings we will also undertake to ensure that we clarify that the products in development include risks that they could be abandoned in the future prior to completion, that they could fail to become commercialized, or that the estimated annual revenue expected to be realized may be less that the amount projected.

The Company acknowledges, as referenced in Item 10(b), our responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding our financial condition, and that our responsibility in that regard could, under certain circumstances, extend to situations where our management knows or has reason to know that our previously disclosed projections no longer have a reasonable basis.

We trust that the foregoing is responsive to the comments contained in your letter dated February 17, 2022. However, if you should still have questions, please feel free to contact either of us at (949) 769-3200.

We appreciate the Staff’s assistance in this matter.

Respectively submitted,

/s/ Richard L. Van Kirk
Richard L. Van Kirk, CEO

/s/ Alisha K. Charlton
Alisha K. Charlton, CFO